UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34606

CELLU TISSUE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

1855 Lockeway Drive Suite 501 Alpharetta, Georgia 30004 (678) 393-2651

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.01 par value 11½% Senior Secured Notes due 2014 9 3/4% Senior Secured Exchange Notes due 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock - One (1) holder

11½% Senior Secured Notes due 2014 - One (1) holder

9  3/4% Senior Secured Exchange Notes due 2010 - No holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Cellu Tissue Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 7, 2011	CELLU TISSUE HOLDINGS, INC.

		By:	/s/ Michael S. Gadd
Michael S. Gadd, Corporate Secretary